1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 8, 2025

Via Email

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn:	Mr. Christopher R. Bellacicco

Ms. Megan Miller

Re:	SL Investment Fund II LLC

Registration Statement on Form 10
File No. 000-56688

Dear Mr. Bellacicco and Ms. Miller:

On behalf of SL Investment Fund II LLC (the “Company”), this letter responds to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a telephone conversation on November 18, 2024 between Ms. Megan Miller of the Staff and Matthew Carter of Dechert LLP, outside counsel to the Company, and in a telephone call on November 20, 2024 between Mr. Christopher R. Bellacicco of the Staff and Mr. Carter, relating to the response letter filed on behalf of the Company on October 25, 2024 (the “Prior Letter”) that related to the Company’s registration statement on Form 10 that was filed with the SEC on September 12, 2024, as amended by Amendment No. 1 filed on October 25, 2024 and Amendment No. 2 filed on November 7, 2024 (as amended, the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the pre-effective amendment to the Registration Statement filed by the Company on November 7, 2024.

Accounting Comments

1.

Comment: In future filings, please indicate in a note to the consolidated financial highlights that the expense ratio and net investment income ratio do not reflect the effect of dividend payments to preferred shareholders, pursuant to Item 4 of Form N-2.

January 8, 2025 Page 2

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company does not currently expect to make any filings on Form N-2 or that require the disclosures set forth in Item 4 of Form N-2. However, in response to the Staff’s comment, the Company undertakes to review its future disclosures under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to consider including the requested additional disclosure to the extent applicable.

Legal Comments

2.	Comment: The Staff acknowledges the response provided to Comment 2 in the Prior Letter. Please explain how the provision complies with Rule 23c-1 and Rule 23c-2

Response: The Company respectfully submits that the remedies the Company may pursue from an investor failing to pay all or any portion of the drawdowns to fund a Capital Commitment that involve the transfer from a defaulting unitholder to other unitholders pursuant to Section 7 of the Subscription Agreement do not involve any acquisition of units by the Company at any point and therefore is not subject to Rule 23c-1 or Rule 23c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company respectfully submits that any such transfer between a defaulting unitholder and another unitholder would therefore not constitute (i) a “purchase for cash” by the Company under Rule 23c-1 nor (ii) a “call or rede[mption]” of securities of which the Company is the issuer under Rule 23c-2.

3.

Comment: The Staff acknowledges the response provided to Comment 8.a in the Prior Letter and requests that the Company add the sentence “The Company does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Company.” to its public disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to review its future disclosures under the Exchange Act and to incorporate the requested language to the extent applicable.

4.

Comment: The Staff acknowledges the response provided to Comment 8.b in the Prior Letter and requests that the Company add to its public disclosure the statement in the last sentence of its response that the Company would subject any assets held by such wholly-owned subsidiaries to compliance with the Company’s own custody requirements as a business development company (“BDC”) under the 1940 Act.

January 8, 2025 Page 3

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to include disclosure in in its annual reports on Form 10-K in “Part I. Item 1. Business—Regulation as a Business Development Company—Other” in substantially the following form:

We and our wholly-owned, consolidated subsidiaries will comply with the provisions of the 1940 Act related to affiliated transactions and custody (Section 17 as modified by Section 57), including subjecting the assets held by any of the Company’s wholly-owned subsidiaries to compliance with the custody requirements applicable to the Company as a business development company under the 1940 Act.

5.

Comment: The Staff acknowledges the response provided to Comment 9.a in the Prior Letter and revises the comment for the Company to add to its public disclosure a statement that the interest rates on PIK loans may be higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments.

Response: The Company undertakes to include the requested disclosure under “Part I. Item 1A. Risk Factors” in its future annual reports on Form 10-K.

6.	Comment: The Staff acknowledges the response provided to Comment 9.c in the Prior Letter and advises the Company that the Staff does not necessarily agree with the assertions included in the response.

Response: The Company acknowledges the Staff’s comment.

* * * * * *

January 8, 2025 Page 4

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com, Thomas Friedmann at (617) 728-7120 or by e-mail at thomas.friedmann@dechert.com, or Bill Bielefeld at (202) 261-3386 or by e-mail at william.bielefeld@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, SL Investment Fund II LLC

Orit Mizrachi, SL Investment Fund II LLC

David Pessah, SL Investment Fund II LLC

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP